SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                   ----------------------------------------

                                  FORM 11-K

                   Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934

                   ----------------------------------------

               ( X ) Annual report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                 For the fiscal year ended December 31, 1994.


                                      OR


               (  ) Transition report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                        For the transition period from
                    _________________ to ________________.

                Commission file number of the issuer: 0-15734


                            REPUBLIC BANCORP INC.
                     TAX-DEFERRED SAVINGS PLAN AND TRUST
                             (Full title of plan)


                            REPUBLIC BANCORP INC.
                            1070 East Main Street
                            Owosso, Michigan 48867
                      (Name of the issuer and address of
                       its principal executive office)

                             REQUIRED INFORMATION


Items 1-3.     Financial Statements

               Not Applicable.

Item 4.        ERISA Financial Statements

               The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

                       Financial statements for the years ended December 31, 1994 and 1993, Supplemental Schedules for the year ended December 31, 1994, and Independent Auditors' Report dated June 22, 1995.

               Attached as Exhibit 23 is a written consent of Deloitte & Touche LLP, independent auditors for the Plan.

                            REPUBLIC BANCORP INC.

                          TAX DEFERRED SAVINGS PLAN



                         Financial Statements for the
                   Years Ended December 31, 1994 and 1993,
                        Supplemental Schedules for the
                       Year Ended December 31, 1994 and
                         Independent Auditors' Report

                            REPUBLIC BANCORP INC.
                          TAX DEFERRED SAVINGS PLAN

                              TABLE OF CONTENTS

- --------------------------------------------------------------------------------------------------

                                                                                       Page Number
                                                                                       -----------
Independent Auditors' Report                                                                     1

Financial Statements for the Years Ended December 31, 1994 and 1993:

        Statements of Net Assets Available for Benefits                                        2-3

        Statements of Changes in Net Assets Available for Benefits                             4-5

        Notes to Financial Statements                                                          6-9

        Signatures                                                                              10

Supplemental Schedules for the Year Ended December 31, 1994:

        Item 27a - Schedule of Assets Held for Investment Purposes                              11

        Item 27b - Schedule of Loans or Fixed Income                                  Not Required

        Item 27c - Schedule of Leases in Default or Classified as Uncollectible       Not Required

        Item 27d - Schedule of Reportable Transactions                                          12

        Items 27e and 27f - Schedule of Non-Exempt Transactions                       Not Required

[Letterhead of Deloitte & Touche LLP]

 Deloitte &
 Touche LLP
____________                      _________________________________________
                                  Suite 900        Telephone (313) 396-3000
                                  600 Renaissance Center
                                  Detroit, Michigan  48243-1704

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
  Republic Bancorp Inc. Tax Deferred Savings Plan
Owosso, Michigan

We have audited the accompanying statements of net assets available for benefits of Republic Bancorp Inc. Tax Deferred Savings Plan as of
December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of
(1) assets held for investment purposes as of December 31, 1994 and (2) reportable transactions for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental fund information is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental fund information are the responsibility of the Plan's management. Such supplemental schedules and supplemental fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP


Detroit, Michigan
June 22, 1995


_______________
Deloitte Touche
Tohmatsu
International
_______________

                                          REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN

                                           Statement of Net Assets Available for Benefits
                                                       As of December 31, 1994

                                                               SUPPLEMENTAL FUND INFORMATION
                          -------------------------------------------------------------------------------------------------------
                                                                                       Equi-             Equi-   Equi-    Equi-
                                                                                       table    Equi-    table   table    table
                                                                    Republic   Cash/  Aggres-   table    Common  Fixed    Money
                                                  Bond    Equity     Stock     Loan    sive   Balanced   Stock   Income   Market
                           Combined   GIC Fund    Fund     Fund      Fund      Fund    Fund     Fund      Fund    Fund     Fund
                          ---------- ---------- -------- -------- ---------- -------- -------  -------  ------- -------- --------
INVESTMENTS AT FAIR VALUE
(Notes 2 and 4):
Cash and cash equivalents   $191,068    $19,120  $14,164  $18,991     $6,087     $201                                 $7 $132,498
Common Stocks:
   Short-term investments    910,033                      750,823                     $62,783  $44,200  $51,375      852
   Republic Bancorp Inc.
     (291,449 shares)      2,878,059                               2,878,059
Corporate bonds            1,856,317  1,135,902  437,795                                                         282,620
Accrued investment income     31,932      6,427       27       29     22,851       58     603     (713)      19    1,986      645
Loans to participants        193,368                                          193,368
                          ---------- ---------- -------- -------- ---------- -------- -------  -------  ------- -------- --------
Total investments          6,060,777  1,161,449  451,986  769,843  2,906,997  193,627  63,386   43,487   51,394  285,465  133,143
                          ---------- ---------- -------- -------- ---------- -------- -------  -------  ------- -------- --------
OTHER ASSETS:
Contributions:
   Receivable from
     employer                 24,749                                  24,749
   Due from participants      59,800     19,068    8,862   17,001     14,869
                          ---------- ---------- -------- -------- ---------- -------- -------  -------  ------- -------- --------
Total other assets            84,549     19,068    8,862   17,001     39,618
                          ---------- ---------- -------- -------- ---------- -------- -------  -------  ------- -------- --------
Total assets               6,145,326  1,180,517  460,848  786,844  2,946,615  193,627  63,386   43,487   51,394  285,465  133,143
                          ---------- ---------- -------- -------- ---------- -------- -------  -------  ------- -------- --------
NET ASSETS AVAILABLE FOR
  BENEFITS                $6,145,326 $1,180,517 $460,848 $786,844 $2,946,615 $193,627 $63,386  $43,487  $51,394 $285,465 $133,143
                          ========== ========== ======== ======== ========== ======== =======  =======  ======= ======== ========

                                          REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN

                                           Statement of Net Assets Available for Benefits
                                                       As of December 31, 1993

                                                              SUPPLEMENTAL FUND INFORMATION
                          -----------------------------------------------------------------------------------------------------
                                                                                       Equi-           Equi-    Equi-   Equi-
                                                                                       table   Equi-   table    table   table
                                                                   Republic    Cash/  Aggres-  table   Common   Fixed   Money
                                                  Bond    Equity     Stock     Loan    sive  Balanced  Stock    Income  Market
                           Combined    GIC Fund   Fund     Fund      Fund      Fund    Fund    Fund     Fund     Fund    Fund
                          ----------   -------- -------- -------- ---------- -------- ------- ------- -------  -------- -------
INVESTMENTS AT FAIR VALUE
(Notes 2 and 4):
Cash and cash equivalents   $124,245    $14,107  $11,223  $30,254    $15,905   $2,295                                   $50,461
Common Stocks:
   Short-term investments    735,385                      511,232                     $62,844 $44,961 $115,329   $1,019
   Republic Bancorp Inc.
     (183,324 shares)      2,506,955                               2,506,955
Corporate bonds            1,274,692    632,160  251,786                                                        390,746
Accrued investment income     35,891      2,977    1,340      645     10,979            6,463     441    4,847    8,060     139
Loans to participants        124,790                                          124,790
                          ----------   -------- -------- -------- ---------- -------- ------- ------- -------- -------- -------
Total investments          4,801,958    649,244  264,349  542,131  2,533,839  127,085  69,307  45,402  120,176  399,825  50,600
                          ----------   -------- -------- -------- ---------- -------- ------- ------- -------- -------- -------
OTHER ASSETS:
Contributions:
   Receivable from
     employer                 34,745                                  34,745
   Due from participants     102,327     18,667   11,723   25,869     46,068
                          ----------   -------- -------- -------- ---------- -------- ------- ------- -------- -------- -------
Total other assets           137,072     18,667   11,723   25,869     80,813
                          ----------   -------- -------- -------- ---------- -------- ------- ------- -------- -------- -------
Total assets               4,939,030    667,911  276,072  568,000  2,614,652  127,085  69,307  45,402  120,176  399,825  50,600
                          ----------   -------- -------- -------- ---------- -------- ------- ------- -------- -------- -------
NET ASSETS AVAILABLE FOR
  BENEFITS                $4,939,030   $667,911 $276,072 $568,000 $2,614,652 $127,085 $69,307 $45,402 $120,176 $399,825 $50,600
                          ==========   ======== ======== ======== ========== ======== ======= ======= ======== ======== =======

                                          REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN

                                     Statement of Changes in Net Assets Available for Benefits
                                                  For Year Ended December 31, 1994

                                                            SUPPLEMENTAL FUND INFORMATION
                    ---------------------------------------------------------------------------------------------------------------
                                                                                       Equi-             Equi-    Equi-     Equi-
                                                                                       table    Equi-    table    table     table
                                                                  Republic    Cash/   Aggres-   table    Common   Fixed     Money
                                              Bond     Equity      Stock      Loan     sive   Balanced   Stock    Income    Market
                     Combined    GIC Fund     Fund      Fund       Fund       Fund     Fund     Fund      Fund     Fund      Fund
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
ADDITIONS TO
NET ASSETS
ATTRIBUTED TO:
Investment income:
   Interest           $103,648     $53,105   $12,922    $4,657     $15,300   $11,541  ($3,695) ($4,179) ($6,698)  $16,775    $3,920
   Dividends            67,008                           4,056      62,952
   Net depreciation
     in market
     value of
     investments      (793,130)              (22,301)  (40,414)   (729,998)                                          (417)
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
Total                 (622,474)     53,105    (9,379)  (31,701)   (651,746)   11,541   (3,695)  (4,179)  (6,698)   16,358     3,920
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
Contributions:
   Participants      1,748,968     451,551   338,262   443,592     515,563
   Employer -
     net of
     forfeitures       596,537      (8,119)                        605,466               (135)             (143)     (498)      (34)
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
Total                2,345,505     443,432   338,262   443,592   1,121,029               (135)             (143)     (498)      (34)
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
Total additions      1,723,031     496,537   328,883   411,891     469,283    11,541   (3,830)  (4,179)  (6,841)   15,860     3,886
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
DEDUCTIONS FROM
NET ASSETS
ATTRIBUTED TO:
Benefits paid to
  participants        (516,735)    (84,999)  (86,669)  (67,509)   (190,433)  (19,111)  (4,631)  (4,812)  (8,951)  (37,063)  (12,557)
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
Net increase
  (decrease) prior
  to interfund
  transfers          1,206,296     411,538   242,214   344,382     278,850    (7,570)  (8,461)  (8,991) (15,792)  (21,203)   (8,671)

Interfund Transfers                101,068   (57,438) (125,538)     53,113    74,112    2,540    7,076  (52,990)  (93,157)   91,214
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
NET INCREASE
  (DECREASE)         1,206,296     512,606   184,776   218,844     331,963    66,542   (5,921)  (1,915) (68,782) (114,360)   82,543

NET ASSETS
AVAILABLE
FOR BENEFITS:
Beginning of year    4,939,030     667,911   276,072   568,000   2,614,652   127,085   69,307   45,402  120,176   399,825    50,600
                    ----------  ----------  --------  --------  ----------  --------  -------  -------  -------  --------  --------
End of year         $6,145,326  $1,180,517  $460,848  $786,844  $2,946,615  $193,627  $63,386  $43,487  $51,394  $285,465  $133,143
                    ==========  ==========  ========  ========  ==========  ========  =======  =======  =======  ========  ========

                                          REPUBLIC BANCORP INC. TAX DEFERRED SAVINGS PLAN

                                     Statement of Changes in Net Assets Available for Benefits
                                                  For Year Ended December 31, 1993

                                                            SUPPLEMENTAL FUND INFORMATION
                       -----------------------------------------------------------------------------------------------------------
                                                                                       Equi-           Equi-     Equi-     Equi-
                                                                                       table   Equi-   table     table     table
                                                                   Republic    Cash/  Aggres-  table   Common    Fixed     Money
                                               Bond     Equity      Stock      Loan    sive  Balanced  Stock     Income    Market
                        Combined   GIC Fund    Fund      Fund       Fund       Fund    Fund    Fund     Fund      Fund      Fund
                       ----------  --------  --------  --------  ----------  -------- ------- ------- -------   --------  --------
ADDITIONS TO NET
ASSETS ATTRIBUTED TO:
Investment income:
   Interest              $112,385   $29,932   $11,508      $821      $5,095   $10,405  $8,159  $4,646  $18,896   $19,928   $2,995
   Dividends               37,008                         5,533      31,475
   Net appreciation
     in market value
     of investments       509,526                 828     3,123     504,964                                          611
Assets from Premier
  (Note 1)                633,350                                                      61,148  40,756  101,812   382,029   47,605
                       ----------  --------  --------  --------  ----------  -------- ------- ------- --------  --------  -------
Total                   1,292,269    29,932    12,336     9,477     541,534    10,405  69,307  45,402  120,708   402,568   50,600
                       ----------  --------  --------  --------  ----------  -------- ------- ------- --------  --------  -------
Contributions:
   Participants         1,086,428   262,702   179,973   347,388     296,365
   Employer - net of
     forfeitures          316,522     7,905                         308,617
                       ----------  --------  --------  --------  ----------  -------- ------- ------- --------  --------  -------
Total                   1,402,950   270,607   179,973   347,388     604,982
                       ----------  --------  --------  --------  ----------  -------- ------- ------- --------  --------  -------
Total additions         2,695,219   300,539   192,309   356,865   1,146,516    10,405  69,307  45,402  120,708   402,568   50,600
                       ----------  --------  --------  --------  ----------  -------- ------- ------- --------  --------  -------
DEDUCTIONS FROM NET
ASSETS ATTRIBUTED TO:
Benefits paid to
  participants           (161,864)  (57,617)   (4,267)  (21,835)    (75,129)       --      --      --     (532)   (2,484)      --
                       ----------  --------  --------  --------  ----------  -------- ------- ------- --------  --------  -------
Net increase(decrease)
  prior to interfund
  transfers             2,533,355   242,922   188,042   335,030   1,071,387    10,405  69,307  45,402  120,176   400,084   50,600

Interfund Transfers        15,556     9,045     5,031     9,108     (10,055)    2,686                               (259)
                       ----------  --------  --------  --------  ----------  -------- ------- ------- --------  --------  -------
NET INCREASE(DECREASE)  2,548,911   251,967   193,073   344,138   1,061,332    13,091  69,307  45,402  120,176   399,825   50,600

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year       2,390,119   415,944    82,999   223,862   1,553,320   113,994
                       ----------  --------  --------  --------  ----------  -------- ------- ------- --------  --------  -------
End of year            $4,939,030  $667,911  $276,072  $568,000  $2,614,652  $127,085 $69,307 $45,402 $120,176  $399,825  $50,600
                       ==========  ========  ========  ========  ==========  ======== ======= ======= ========  ========  =======

                            REPUBLIC BANCORP INC.
                          TAX DEFERRED SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1994 AND 1993

1.      PLAN MERGER

        Effective January 1, 1993, Premier Bancorporation, Inc. (a subsidiary of Republic Bancorp Inc.) merged its existing 401 (k) plan with the Republic Bancorp Inc. Tax Deferred Savings Plan (the "Plan"). Total Plan assets increased $633,350 as a result of the merger. Five funds managed by the Equitable Life Insurance Society were merged with the Plan. Participants were allowed to maintain balances in these funds as of January 1, 1993; however, no further contributions can be made to these funds.

2.      PLAN DESCRIPTION

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401 (k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. ("Republic"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

        All employees of Republic are eligible to participate in the Plan after completing one year of continuous service. As of December 31, 1994 and 1993, there were 781 and 506 plan participants, respectively.

        Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. Republic contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. Republic's contributions to the Plan are made to the Republic stock fund. Republic's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

        If a nonvested participant is terminated from the Plan, the participant may be required to forfeit a portion of his account related to employer contributions. Forfeitures are applied as a reduction to required employer contributions.

        Each participant's account is credited with the participant's contribution and an allocation of Republic's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by Republic.

        Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any unvested balances would become fully vested.

        Four investment options are available to the participants of the Republic Bancorp Inc. Plan: the Guaranteed Investment Contract Fund, Intermediate Bond Fund, Equity Fund and Republic Bancorp Inc. Common Stock Fund.

        The Guaranteed Investment Contract Fund (GIC Fund) invests primarily in Guaranteed Investment Contracts issued by high-quality insurance companies. A Guaranteed Investment Contract is a negotiated contract with a major insurance company which includes a guarantee by the insurance company of principal and interest for a specific length of time. The contracts in this Fund can have maturities that range up to a maximum of eight years, with the average maturity being approximately three and one-half years. The Fund may also invest in various short-term investment vehicles for purposes of maintaining liquidity, and in order to make the Fund responsive to changes in interest rates.

        The Intermediate Bond Fund (Bond Fund) invests in short-term bonds with a current average maturity under four years.

        The Equity Fund invests in the common stock of growth-oriented companies.

        The Republic Bancorp Inc. Common Stock Fund (Republic Stock Fund) invests 100% in the common stock of Republic Bancorp Inc.

        Additionally, five investment options were available to the participants of the Premier Bancorporation, Inc. 401 (k) Plan prior to merger with the Plan: the Equitable Aggressive Fund, Equitable Balanced Fund, Equitable Common Stock Fund, Equitable Fixed Income Fund and Equitable Money Market Fund.

        The Equitable Aggressive Fund invests in securities of smaller sized companies (with capitalizations generally between $90 million to $1.5 billion) perceived to have greater growth potential than large companies.

        The Equitable Balanced Fund invests in common stocks, other equity type instruments, longer-term fixed income securities, publicly traded debt securities and short-term money market instruments.

        The Equitable Common Stock Fund invests in common stocks and other equity securities issued by intermediate and large sized companies with an investment objective of long- term capital growth and increasing income.

        The Equitable Fixed Income Fund invests primarily in Guaranteed Investment Contracts issued by high quality insurance companies.

        The Equitable Money Market Fund is invested in a money market account at Republic Bank indexed to the 91 day Treasury Bill.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at market value which is generally based on quoted prices as reported by the trustee. Loans to participants are recorded at cost which approximates market value.

        The loan fund is used for receipt of participant contributions prior to their investment in designated funds and for accumulation of cash transfers from other funds prior to distribution or lending to participants.

        In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide ("Audits of Employee Benefit Plans"). The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1994 and 1993, benefits of $606,106 and $108,297, respectively, were due to participants who have withdrawn from participation in the Plan.

4.      INVESTMENTS

        The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's assets are separately identified with an asterisk.

                                                                December 31,
                                                           1994             1993
                                                        ----------       ----------

        Comerica Short-Term Fund (cash equivalent)      $   58,563       $   73,784
        Comerica Guaranteed Investment Contract
           Fund (corporate bonds)                        1,135,902*         632,160*
        Comerica Investment Contract Fund H
           (corporate bonds)                               437,795*         251,786*
        Comerica Investment Fund E
           (common stocks)                                 750,823*         511,232*
        Republic Bancorp Inc. (common stock)             2,878,059*       2,506,955*
        Equitable Aggressive Fund                           62,783           62,844
        Equitable Balanced Fund                             44,200           44,961
        Equitable Common Stock Fund                         51,375          115,329
        Equitable Fixed Income Fund                        283,479          391,765*
        Equitable Money Market Fund                        132,498           50,461
        Loans to participants                              193,368          124,790
        Accrued Investment Income                           31,932           35,891
                                                        ----------       ----------

               Total                                    $6,060,777       $4,801,958
                                                        ==========       ==========

5.      TAX STATUS

        The Plan has received a favorable determination letter dated January 27, 1993 from the Internal Revenue Service that it is a qualified employee benefit plan, meeting the requirements of Sections 401 (a) and 401 (k) of the Internal Revenue Code.

                               * * * * * * * *

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         REPUBLIC BANCORP INC.
                                         TAX-DEFERRED SAVINGS
                                         PLAN AND TRUST

                                         REPUBLIC BANCORP INC.
                                         Plan Administrator


                                         By: /s/ Timothy G. Blazejewski
                                             --------------------------------
                                             Timothy G. Blazejewski, as Agent

               Republic Bancorp Inc. Tax Deferred Savings Plan
          Item 27a - Schedule of Assets Held for Investment Purposes
                           As of December 31, 1994

                                                          Units/                      Fair
Description                                               Shares        Cost          Value
- -----------                                              --------    ----------    ----------

* Comerica Short-Term Fund                                 58,563    $   58,563    $   58,563
* Comerica Guaranteed Investment Contract Fund            113,590     1,135,902     1,135,902
* Comerica Investment Fund H                               34,926       450,071       437,795
* Comerica Investment Fund E                                6,801       749,138       750,823
* Republic Bancorp Inc. Common Stock                      291,449     2,357,470     2,878,059
   Equitable Aggressive Fund                               62,783        58,459        62,783
   Equitable Balanced Fund                                 44,200        44,200        44,200
   Equitable Common Stock Fund                             51,375        68,553        51,375
   Equitable Fixed Income Fund                            282,674       283,285       283,479
   Equitable Money Market Fund                            132,498       132,498       132,498
Loans to 47 participants against their individual
account balances, interest
rates from 7.1% to 11.00%
and maturing through February, 2003.                                    193,368       193,368
                                                                     ----------    ----------

        Total                                                        $5,531,507    $6,028,845
                                                                     ==========    ==========

* Party in interest

               Republic Bancorp Inc. Tax-Deferred Savings Plan
                Item 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1994


  Number        Number
 of Units      of Units                                 Purchase       Selling   Net Realized
Purchased        Sold         Asset Description           Price         Price     Gain/(Loss)
- ---------     ---------    -------------------------   ----------    ----------  ------------
Series of Transactions:

4,090,318     4,065,474    Comerica Short-Term Fund    $4,090,318    $4,065,474     None

   50,584           210    Comerica Guaranteed            505,842         2,100     None
                           Investment Contract Fund

   26,481        10,444    Comerica Intermediate          338,810       130,500    ($ 4,124)
                           Bond Fund H

    4,052         1,596    Comerica Equity Fund E         454,006       174,000      (1,747)

   79,200         2,182    Republic Bancorp Inc.        1,054,693        29,999      15,073
                           Common Stock
Single Transaction:
                250,545    Comerica Short-Term                       $  250,545     None
                           Fund

   19,000                  Republic Bancorp Inc.       $  251,750                   None
                           Common Stock

Note 1 - A reportable transaction, as defined by the Department of Labor, is any transaction or series of transactions in one security for 5% or more of the current value of plan assets at the beginning of the year.

                                EXHIBIT INDEX



                                                                       Page
Exhibit                                                               Number
- -------                                                               ------

   23                  Consent of Deloitte & Touche                     14